Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: September 1, 2023

On September 1, 2023, Magellan Midstream Partners, L.P. (NYSE: MMP) (“Magellan”) and ONEOK, Inc. (NYSE: OKE) (“ONEOK”) shared a joint video message from Aaron Milford, President and CEO of Magellan, and Pierce Norton, President and CEO of ONEOK. A transcript of the video message is set forth below. While effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. ONEOK believes that none of these are material.

Pierce

●	Thank you for taking your time to watch this message. My name is Pierce Norton, CEO of ONEOK.

Aaron

●	And my name is Aaron Milford, and I am the CEO of Magellan. Thanks for joining us today.

Pierce

●	We are coming to you today from The Gathering Place in Tulsa, Oklahoma.

Aaron

●	The Gathering Place is a public park designed to bring our community together. It was created through a public-private partnership and both of our companies proudly contributed to the building of this unique place.

Pierce

●	This space we are sitting in today is symbolic of how central both companies’ commitments are to the communities where we live and work. It’s a great place to bring a message of how two companies can BECOME ONE.

Aaron

●	Agree, gathering and planning for a future together has been evident since the announcement of the merger. I want to thank everyone for their efforts to get us to where we are today.

●	And especially for keeping day-to-day operations running with a consistent focus on safety and customer service.

Pierce

●	Aaron, I echo all your comments to both employee groups and particularly for operating our businesses safely and responsibly.

●	Our message today is going to center on a simple, but powerful word – A..N..D.. AND – and how it can support the foundation of bringing our two companies together.

●	We introduced a concept called “The Power of AND” at ONEOK earlier this year to share with employees the value in strengthening our core business AND looking for new opportunities. But thinking about it from an integration lens, it became a strong way to capture the potential of bringing ONEOK AND Magellan together.

●	The result of this combination will be a more diversified AND stronger company with an even greater potential to make an impact in the industry and the communities we serve. Together, we are a more complete company than we are apart. If you’ve heard the definition of synergy, which is greater than the sum of its parts, it captures exactly the potential we see in the combination of ONEOK AND Magellan.

Aaron

●	Pierce, similarly, we’ve used AND in an equally powerful way at Magellan. Over the last few years, we have discussed our goal to optimize how we run our business and continue creating value for our customers and unitholders. We often talk about not limiting our potential by thinking about “this idea OR that idea,” but instead challenging ourselves to think differently and find ways to accomplish both “this idea AND that idea.” The results have been that synergy you are talking about.

Pierce

●	So, we’ve both experienced AND to help in our pursuit of value for all of our stakeholders, employees, customers, shareholders and unitholders.

●	In addition, we also unlocked the Power of AND by turning it into an acronym to establish a way to think about decisions AND maximizing our opportunities: A is for Ask, N is for Navigate and D is for Develop. These three focus concepts will help us achieve the full potential of the combined company.

●	First, you must ASK the right questions. Ask to understand before making decisions.

●	Second, both companies must navigate through all phases of this combination; through stabilizing, integration and eventually transformation through innovation.

●	And finally, we must DEVELOP the new organization.

●	Our goal is TO BE the best we can become together!

●	The new senior leadership organizational structure is Aaron and my primary focus. It will answer a lot of questions and create some new ones.

●	Ask, Navigate and develop will become increasingly more valuable as this process unfolds.

Aaron

●	Pierce and I know that bringing two companies together can be exciting and unsettling at the same time. It requires a substantial amount of change, and while change is an opportunity, it also brings uncertainty. Over the years, I have learned that even in positive change, it is the transition between where we are today to where we are going that brings various levels of uncertainty. By embracing The Power of AND, we can unite in a mindset that is forward-focused and solutions-oriented.

Pierce

●	In summary, we hope you can see the value in the Power of AND. This common thread can help guide our thoughts and actions as we continue the exciting and challenging work to bring our two companies together. You’ll hear more about this concept and integration updates from the IMO in future communications.

●	Thank you for taking time today with Aaron and I and thank you for your continued commitment to operate ONEOK and Magellan safely AND responsibly.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between ONEOK and Magellan (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the proposed transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the proposed transaction or that unitholders of Magellan may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement relating to the proposed transaction or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of a pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in the joint proxy statement/prospectus (as defined below). All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ONEOK has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the proposed transaction. The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The Registration Statement was declared effective by the SEC on July 24, 2023. ONEOK and Magellan each filed with the SEC the definitive joint proxy statement/prospectus on July 25, 2023. Each of ONEOK and Magellan commenced mailing copies of the joint proxy statement/prospectus to shareholders of ONEOK and unitholders of Magellan, respectively, on or about July 25, 2023. This report is not a substitute for the joint proxy statement/prospectus or for any other document that ONEOK or Magellan has filed or may file in the future with the SEC in connection with the merger. INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO, AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. Investors can obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by ONEOK and Magellan with the SEC through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus, are available free of charge from ONEOK’s website at www.ONEOK.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus, are available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

Participants in the Solicitation

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus. Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

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